                                                                Exhibit 99(b)(3)

                                  LITTLEROCK
                            CABLE TELEVISION SYSTEM

                            LITTLEROCK, CALIFORNIA

                     APPRAISAL OF NON-CURRENT ASSETS AS OF
                               DECEMBER 31, 1997



                                 Prepared for:
                             The Jones Group, Ltd.         [LOGO OF BOND &
                               February 18, 1998         PECARO APPEARS HERE]

                      LITTLEROCK CABLE TELEVISION SYSTEM

                            LITTLEROCK, CALIFORNIA

            APPRAISAL OF NON-CURRENT ASSETS AS OF DECEMBER 31, 1997


                               TABLE OF CONTENTS
                               -----------------

                                                                       Page
                                                                       ----

     Introduction                                                         1
          System Background                                               1
          Industry Overview                                               2

     Executive Summary                                                    7
          Valuation Method                                                7
          Conclusion                                                     10

     The Littlerock Cable Television System, Littlerock, California
          System Background                                              12
          Demographic Profile                                            12
          Media Overview                                                 17
          Market Analysis                                                18
          Discounted Cash Flow Analysis                                  23
          Comparable Sales Analysis                                      29

     Conclusion                                                          31


          Exhibits
          --------

    A.    Qualifications of James R. Bond, Jr., Julie A. Kroskin, and Laura R.
          Stark

                      LITTLEROCK CABLE TELEVISION SYSTEM

                            LITTLEROCK, CALIFORNIA

            APPRAISAL OF NON-CURRENT ASSETS AS OF DECEMBER 31, 1997


                                  INTRODUCTION
                                  ------------

      Bond & Pecaro, Inc. has been retained to determine the fair market value of the non-current assets of the Littlerock Cable television system in Littlerock, California, ("the Littlerock System") as of December 31, 1997. Among these assets were towers, electronic equipment, office equipment, vehicles, a cable television distribution plant, cable television franchises, and a cable television subscriber base.

System Background
-----------------

    The Littlerock System serves Littlerock and portions of Los Angeles County and the communities of Littlerock and Lake Los Angeles in California. Most of the system's cable distribution plant operates at 500 mHz with a capacity of 80 channels. Ten vacant channels were available for use as of December 31, 1997.

    The system is 67% addressable and provides impulse pay-per-view services to subscribers. As of December 31, 1997, the system had 122.28 miles of underground cable distribution plant and 108.01 miles of aerial plant. Approximately 8,164 homes are passed by the system's cable distribution plant.

    As of December 31, 1997, the system had approximately 5,673 basic subscribers, representing a basic subscriber penetration of 69.5%. The system had approximately 4,118 pay subscriptions as of December 31, 1997, yielding a pay to basic ratio of approximately 72.6%.

    The Littlerock System operates under the provisions of a single cable television franchise. The system holds a cable television franchise to serve Los Angeles County, California. This franchise expires in October of 2000.

Industry Overview
-----------------

    The cable television industry developed in the late 1940s in order to provide television service to communities in rural Pennsylvania that were too isolated to receive over-the-air broadcasts. Since that time, the industry has grown and diversified to provide a broad range of educational, entertainment, cultural, and sports programming to large urban areas and rural communities alike.

    According to Broadcasting & Cable Yearbook 1997, the cable industry in the
                 ----------------------------------
United States consists of approximately 11,800 operating systems serving over 34,000 communities throughout the United States. Approximately 100 additional cable television franchises have been approved but have yet to be constructed.

    Each system has been granted a franchise by its local municipal government. Franchises are awarded competitively, and the winning bidder must generally provide guarantees that expensive investments in local employment, local programming, and system technical design will be made.

    The construction of a cable television system is extremely capital intensive. The cost of installing aerial cable often comprises the single largest investment made by a cable television system operator. Underground cable television installation is even more expensive, when considered on a per-mile basis. Additionally, investments must be made in headend facilities, satellite receiving equipment, office facilities, and subscriber equipment such as converter units, that ultimately deliver cable television service to households.

    Numerous changes have occurred in the development of cable television technology. Original systems used vacuum tube electronics and provided only a few off-air channels to subscribers. By contrast, modern systems are capable of providing over 100 channels of service, including satellite signals and locally originated programs. These systems use solid state amplifiers and addressable converter equipment to control subscriber service levels.

    Cable television systems provide entertainment, news, music, and other forms of programming to the public. The cable operator must pay a fee, usually calculated on a per-subscriber basis, to program suppliers. These fees may either be determined on a fixed basis or calculated as a percentage of system revenues.

    In order to cover the costs of operation, systems sell "basic" services such as local television signals, local origination programs, and some satellite services for a fixed monthly fee to all subscribers. Customers also have the option to subscribe to additional

"premium" or "pay" services, such as Home Box Office and Showtime, which offer movies, sports, entertainment, and cultural programming.

    In some cases, cable systems generate additional revenues by selling advertising time to local and national businesses, government agencies, and political organizations which seek to deliver information to the general public.

    Given the substantial fixed costs resulting from the capital requirements of the business, as well as high programming costs, cable operators seek to maximize system penetration. Two types of system penetration are of paramount importance in the industry.

    The first is basic penetration, which is a measure of the number of homes subscribing to cable television as a proportion of the homes which are passed by cable; if 400 homes subscribed to cable service in a community of 1,000 homes, basic penetration would be 40%.

    The second important measure is pay penetration, which gauges the popularity of pay services among those households which subscribe to basic cable service. If each of the 400 cable households in the example subscribed to two pay services, pay penetration would be 200%. Approximately 67% of all households in the United States are currently served by cable television.

    The linkage between basic penetration, pay penetration, and customer development is fundamental to the cable industry. Operators constantly seek to provide programming and services that will develop the widest appeal among local households. The more effectively the cable operator is able to meet the preferences of the public, the larger the system's subscriber base will be. This relationship between subscribers and revenues is axiomatic in the cable industry and is the primary determinant of success or failure among system operators.

    The cable industry has become increasingly competitive in recent years. Overall financial performance of the industry has fallen short of expectations that were developed in the early 1980s, when a large number of cable television facilities were constructed. Traditional broadcast stations continue to be the mainstay of television viewing in the United States. In recent years, the FCC has issued many additional licenses for new independent television stations throughout the country. Moreover, cable operators have come under increasing competitive pressure from videocassette rental outlets, satellite program services, and other competing technologies.

    In order to build the largest possible subscriber base, systems invest heavily in tangible assets, such as distribution equipment and satellite equipment, and intangible assets such as marketing systems and programming agreements. Similarly, investments in equipment and intangible assets, such as managerial talent, may be oriented toward controlling costs and increasing profitability.

    It is in this marketplace, one defined by heavy capital investment, the relationship between subscriber base size and revenues, and increasing competition, that the Littlerock System operates.

    In performing this analysis, various sources were employed.    These include
1997 Broadcasting & Cable Yearbook;  1997 Television and Cable Factbook; Market
----------------------------------   ----------------------------------
Statistics

Demographics USA 1997, County Edition;  the National Association of
-------------------------------------
Broadcasters and Bond & Pecaro, Inc. The Television Industry: 1997 Television
                                     ----------------------------------------
Market-by-Market Review; Paul Kagan Associates Cable TV Investor; other industry
-----------------------                        -----------------
publications; internal financial statements and reports provided by the Littlerock System; and financial information and projections supplied by The Jones Group, Ltd.

          Additionally, the appraiser relied upon information furnished by system management relative to the age, condition, and adequacy of the system's physical plant. These materials are assumed to be accurate with respect to factual matters.

                      LITTLEROCK CABLE TELEVISION SYSTEM

                            LITTLEROCK, CALIFORNIA

            APPRAISAL OF NON-CURRENT ASSETS AS OF DECEMBER 31, 1997

                               EXECUTIVE SUMMARY
                               -----------------

      An analysis to determine the fair market value of the non-current assets of the Littlerock System has been made. Fair market value is defined as the price in cash or cash equivalents that would be paid by a willing buyer to a willing seller in an arm's-length transaction in which neither party acts under any compulsion to buy or sell. The effective date of this analysis is December 31, 1997.

Valuation Method
----------------

    In order to determine the fair market value of the non-current assets of the Littlerock System, a discounted cash flow projection was developed. This income approach measures the expected economic benefits these assets bring to their holder. The fair market value of the assets of the system may therefore be expressed by discounting these future benefits.

     It is generally accepted that the value of a telecommunications business lies in the fact that it is a "going concern." That is, its value reflects the revenues and, ultimately, the after-tax cash flow that the business may reasonably be expected to generate over a period of years. The potential resale value of the business at the end of that period is also an important factor in the valuation of such properties. A number of factors contribute to going concern value, including the formation of a business plan; the construction of the system headend facility; the development of a functional general, administrative, and technical organization; establishment of a sales and marketing organization; and the coordination of all of these functions into a well defined and efficient operating organization.

     The market, or comparable sales, approach provides a useful means by which assumptions made in the development of the discounted cash flow analysis can be tested against marketplace transactions.

     The discounted cash flow model incorporates variables such as capital expenditures, homes passed by the system, basic penetration, pay penetration, system revenue projections, anticipated system operating expenses and profits, and various discount rates. The variables used in the analysis reflect historical system and market growth trends as well as anticipated system performance and market conditions.

     The capital expenditures provision reflects the amount of investment required to expand and maintain a competitive cable television business in the Littlerock, California area.

     The discounted cash flow projection period of ten years was judged to be an appropriate time horizon for the analysis. Cable operators and investors typically expect to recover their investments within a ten year period. It is over this period that projections regarding market demographics, system basic and pay penetration, and operating profit margins can be made with the highest degree of accuracy.

     Over this ten year period, household growth in the Littlerock area, anticipated market penetration percentages, and system operating performance expectations were used to project the system's operating profits.

     Income taxes were deducted from the projected operating profits to determine after-tax net income. Depreciation and amortization expenses were added back to the after-tax income stream and projected capital expenditures were subtracted to calculate the system's net after-tax cash flow.

     The stream of annual cash flow was adjusted to present value using a discount rate appropriate for the cable television industry. The discount rate used is based upon an after-tax rate calculated for the cable television industry.

     Additionally, it was necessary to project the system's residual value at the end of the ten year projection period. In order to determine this value, an operating cash flow multiple was applied to the system's 2007 operating cash flow projection. The terminal value represents the hypothetical value of the system at the end of the projection period. Taxes were deducted from the indicated terminal value. The net terminal value was then discounted to present value.

     The results of these approaches are considered and given appropriate weight in the consolidation portion of the analysis. In order to verify the results of the discounted cash flow analysis, the appraiser also utilized a comparable sales approach, relying upon an analysis of subscriber multiples. The results of this analysis support the conclusion resulting from application of the income approach.

Conclusion
----------

     Based upon the application of the income and market approaches, the indicated fair market value of the non-current assets of the Littlerock System as of December 31, 1997 is determined to be $11,092,200.

     Recipients of this report agree that all of the information contained herein is of a confidential nature. This report may not, in whole or in part, be reproduced or distributed to others. Each recipient agrees to treat it in a confidential manner, and will not, directly or indirectly, disclose or permit its agents or affiliates to disclose any such information without the consent of Bond & Pecaro, Inc.

     This analysis is based upon a number of projections. Projections are inherently subject to varying degrees of uncertainty. Their accuracy depends, among other things, upon the reliability of the underlying assumptions and the occurrence of events beyond the control of Bond & Pecaro, Inc.

     Certain information and assumptions are based upon historical industry data. Some of the assumptions set forth inevitably will prove not to have been correct. Consequently, the results of operations will vary from those set forth in the projections and such variations may be material.

     Bond & Pecaro, Inc. makes no representations or warranties as to the accuracy or completeness of the information or projections and assumptions contained herein, or otherwise furnished in connection with this analysis. Neither Bond & Pecaro, Inc. nor its personnel assume any liability for damages, direct or indirect, arising out of or related to this report, the information or assumptions or projections contained herein, any omissions from this report, or any information otherwise provided regarding this report.

     Neither this firm nor any of its employees has any present or anticipated economic interest in the Littlerock Cable television system or The Jones Group, Ltd. The compensation received by the firm was in no way contingent upon the values or the conclusions developed herein.

     This appraisal was prepared for The Jones Group, Ltd. in connection with internal management requirements. The report is not to be otherwise cited or disseminated without the prior written consent of Bond & Pecaro, Inc.

     All information and conclusions contained in this report are based upon the best knowledge and belief of the undersigned, whose qualifications are attached hereto.

BOND & PECARO, INC.                 BY /s/ James R. Bond, Jr.
1201 Connecticut Ave., N.W.           -------------------------
Suite 450                                James R. Bond, Jr.
Washington, D.C. 20036
(202) 775-8870
  June 25, 1998
                                    BY /s/ Julie A. Kroskin
                                      -------------------------
                                         Julie A. Kroskin



                                    BY /s/ Laura R. Stark
                                      -------------------------
                                         Laura R. Stark

                      LITTLEROCK CABLE TELEVISION SYSTEM

                            LITTLEROCK, CALIFORNIA

            APPRAISAL OF NON-CURRENT ASSETS AS OF DECEMBER 31, 1997

                      LITTLEROCK CABLE TELEVISION SYSTEM
                      ----------------------------------
SYSTEM BACKGROUND
-----------------

     The Littlerock System serves the communities of Littlerock, Lake Los Angeles, and portions of Los Angeles County in California. The technical operations of the Littlerock System are conducted at three sites. These consist of a field office located at 8644 Pearblossom Highway in Littlerock and AML facilities located in Lake Los Angeles and Littlerock, California.

DEMOGRAPHIC PROFILE
-------------------

     The Littlerock System is located within the Los Angeles, California television market, which, according to Broadcasting & Cable Yearbook 1997, ranks
                                       ----------------------------------
second in the United States.

     Population, income, retail sales, employment composition, and other economic characteristics of the market were considered in this analysis.

Population Growth
-----------------

     The current and projected populations of the Los Angeles market are shown in Table 1. In 1996, the market population was approximately 15.6 million. The population of the market area is projected to increase at an annual rate of 0.7% through the year 2001, based upon forecasts contained in Market Statistics Demographics USA 1997, County Edition. This is slightly below the 0.9%
-------------------------------------
projected annual rate of population growth for the State of California, as well as the 0.8% annual increase projected for the United States.

Income Growth
-------------

     Summary income data for the Los Angeles market are also contained in Table
1. Current income levels and projected growth rates for the market are compared with averages for the State of California and for the United States.

     Total Effective Buying Income ("EBI")/1/ in the Los Angeles market during the 1996-2001 period is projected to increase from approximately $224.2 billion to $260.9 billion. Per capita EBI is projected to increase from $14,357 to $16,102 over the same period. EBI per household is approximately .9% lower than the average for the State of California and almost 4.4% higher than the national average.

--------------------

/1/  EBI is defined by Market Statistics Demographics USA 1997, County
                                         -----------------------------
     Edition as "personal income less personal tax and non-tax payments."
     -------

     The projected income growth rate for the Los Angeles market is below that of the state and nation. The per capita and per household income growth rates for the Los Angeles market are similar to state levels but are lower than national rates.

     In summary, incomes in the Los Angeles area are relatively low in comparison to national averages. In contrast, economic growth rates in the market are also lower than national averages reflecting the modest growth characteristics of the area.

Retail Sales Growth
-------------------

     Retail sales data provide additional information regarding economic activity in the Los Angeles market. As reflected in Table 1, total, per capita, and per household retail sales for the market are projected to grow at compound annual rates of 2.0%, 1.3%, and 1.5%, respectively, during the 1996-2001 period.

     Projected retail sales in the area are compared to those for the State of California and the United States. Using these measures, the total retail sales growth in the Los Angeles market falls well below state and national averages. For example, total retail sales growth during the 1996-2001 period is expected to average 2.0% in the Los Angeles market, compared to 2.9% in the State of California, and 4.0% in the United States as a whole. Retail sales per capita of $7,675 in the market are well below the national average of $9,214 and also below the California average of $8,213.

Employment Composition
----------------------

     Major employers in the market, those with more than 5,000 employees, include county and federal governments, Bank of America, and Kaiser Permanente. Major employers in the Palmdale area include Coca Cola, United Parcel Service, Frito Lay, SST, Rite Aid Drug, and Michael's Crafts.

     The estimated unemployment rate in the Los Angeles market as of November 1997 was 6.0%, representing a decline from a 7.0% level at the end of 1996./1/ The current rate is higher than the 5.7% unemployment rate for the State of California and considerably higher than the 4.6% national average.

---------------------

/1/  Unemployment data from the Bureau of Labor Statistics.

                                    Table 1
                                    -------

         Demographic and Economic Projections for the Los Angeles DMA, the State of California, and the United States

                                                                        Annual
                                                   1996          2001   Change
                                                   ----          ----   ------

Population
(Thousands)                   Los Angeles      15,612.4      16,204.8     0.7%
                              California       32,686.8      34,149.6     0.9%
                              U.S.            267,540.6     279,027.7     0.8%
Households
(Thousands)                   Los Angeles       5,091.4       5,219.7     0.5%
                              California       11,085.3      11,477.9     0.7%
                              U.S.             98,635.5     103,870.8     1.0%
Average Household Size
                              Los Angeles           3.1           3.1     0.0%
                              California            2.9           3.0     0.7%
                              U.S.                  2.7           2.7     0.0%
Total Effective Buying
(Millions)                    Los Angeles     224,152.6     260,924.1     3.1%
                              California      492,517.0     578,578.8     3.3%
                              U.S.          4,161,512.4   5,072,857.0     4.0%
EBI per Capita
                              Los Angeles       $14,357       $16,102     2.3%
                              California         15,068        16,942     2.4%
                              U.S.               15,555        18,180     3.2%
EBI per Household
                              Los Angeles       $44,026       $49,988     2.6%
                              California         44,430        50,408     2.6%
                              U.S.               42,191        48,838     3.0%
Total Retail Sales
(Millions)                    Los Angeles     119,822.0     132,440.8     2.0%
                              California      268,441.8     309,301.4     2.9%
                              U.S.          2,465,147.1   3,004,997.9     4.0%
Retail Sales per Capita
                              Los Angeles        $7,675        $8,173     1.3%
                              California          8,213         9,057     2.0%
                              U.S.                9,214        10,770     3.2%
Retail Sales per Household
                              Los Angeles       $23,534       $25,373     1.5%
                              California         24,216        26,948     2.2%
                              U.S.               24,992        28,930     3.0%


Source:   Market Statistics Demographics USA 1997, County Edition.
                            -------------------------------------

MEDIA OVERVIEW
--------------

     The Littlerock System faces competition from area television stations, local radio stations, newspapers, direct broadcast satellite ("DBS"), and videocassette rental outlets for audience share and advertising revenues.

     There are 20 commercial television stations operating in the Los Angeles market:

--------------------------------------------------------------------------------
Call Letters                    Channel                 Affiliation
------------                    -------                 -----------
--------------------------------------------------------------------------------
KCBS-TV                         2                       CBS
KNBC                            4                       NBC
KTLA                            5                       Independent
KABC-TV                         7                       ABC
KCAL                            9                       Independent
KTTV                           11                       Fox
KCOP                           13                       Independent
KSCI                           18                       Independent
KWHY-TV                        22                       Independent
KZKI                           30                       Independent
KVMD                           31                       Independent
KMEX-TV                        34                       Univision
KTBN-TV                        40                       Independent
KRPA                           44                       Independent
KHSC-TV                        46                       Independent
KVEA                           52                       Telemundo
KDOC-TV                        56                       Independent
KSTV-TV                        57                       Independent
KRCA                           62                       Independent
KHIZ                           64                       Independent
--------------------------------------------------------------------------------

     Of the radio stations licensed to the Los Angeles market, 27 achieved a measurable audience share in the last Arbitron rating period, as reported in Duncan's

American Radio, Spring 1997.  These include six AM radio stations and
---------------------------
21 FM radio stations.

     The Los Angeles market is also served by the following cable television operators: American Cablesystems of California (206,403 subscribers), Century Southwest Cable TV (170,164 subscribers), and Cox Cable Orange County, Inc. (135,662 subscribers). The major daily newspaper serving the area is the Los Angeles Times, with a total circulation of 967,065 daily and 1,349,889 on Sundays. Three DBS systems are active in the Los Angeles market: Direct TV, USSB, and Prime Star. Additionally, there are numerous videocassette rental outlets in the Los Angeles area.

MARKET ANALYSIS
---------------

Homes Passed
------------

     The initial parameter upon which the discounted cash flow projection is based is homes passed, or "passings." Two factors affect the number of homes passed, new plant construction and household growth. Plant expansion improves system coverage by allowing the system to offer service to previously unserved areas. Household growth is the result of new construction and occupancies in areas that are already served by the system.

     It has been assumed that the number of households in the Littlerock System franchise area will increase at a rate equivalent to the average growth projected for the areas served by the system as a whole, or approximately 0.7% per year.

Basic and Expanded Basic Penetration
------------------------------------

     Basic and expanded basic subscriber penetration at the system are currently 69.5% and 86.2% (expressed as a ratio of basic subscribers), respectively. It is likely that basic and expanded basic penetration will demonstrate a modest growth trend over the projected 10 year period.

     For the purpose of this analysis, the appraiser has assumed that basic subscriber penetration will gradually increase from its current level to approximately 71.2% by 2007, as shown in Table 2. Basic subscribers at the system are projected to increase at an annual rate of 1.2% through 2002, which is consistent with management expectations, and 0.7% through the year 2007,
reflecting industry standards.   Expanded basic subscribers have been projected
to remain at an 86.2% penetration ratio of basic subscribers through 2007. These rates are derived from the historical and anticipated performance of the system and the experience of the cable television industry in general.

Pay Penetration
---------------

     As of December 31, 1997, pay penetration at the Littlerock System attained a level of 72.6%. Pay penetration is projected to increase to approximately 90.6% by 2007, as indicated in Table 2. This estimate is reasonable in light of the historical performance and the anticipated performance of the cable television industry in general.

Rates
-----

     System service rates are projected in Table 3. These are based upon prevailing rates in the Littlerock System with provisions for anticipated increases, where appropriate.

     As of December 31, 1997, monthly rates were $13.81 for basic service, $12.71 for expanded basic service, $6.00 to $10.00 for each pay service, and $1.10 to $2.15 for each converter. Installation fees ranged from $17.00 to $29.00, depending upon the type of installation service performed.

     Due to regulatory and competitive restrictions, service rates for basic and expanded basic services are expected to grow, while premium channel service rates are expected to remain relatively flat. These assumptions are consistent with management expectations for service rate growth.

                                    Table 2
                                    -------

           Littlerock Cable Television System Subscriber Projections


                                           1998    1999    2000    2001    2002    2003    2004    2005    2006    2007
                                          -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
Subscribers
-----------
Homes Passed/1/                           8,221   8,279   8,337   8,395   8,454   8,513   8,573   8,633   8,693   8,754

Basic Subscribers:
   Beginning of Year                      5,673   5,741   5,810   5,880   5,951   6,022   6,064   6,106   6,149   6,192
   Net Additions                             68      69      70      71      71      42      42      43      43      43
   End of Year                            5,741   5,810   5,880   5,951   6,022   6,064   6,106   6,149   6,192   6,235
Average Basic Subscribers/2/              5,707   5,776   5,845   5,916   5,987   6,043   6,085   6,128   6,171   6,214
Expanded Basic Subscribers (EOY)/2/       4,949   5,008   5,069   5,130   5,191   5,227   5,263   5,300   5,338   5,375
Premium Subscribers (EOY)                 4,271   4,427   4,586   4,749   4,914   5,057   5,202   5,350   5,498   5,649

Basic Service Penetration                  69.8%   70.2%   70.5%   70.9%   71.2%   71.2%   71.2%   71.2%   71.2%   71.2%
Expanded Basic Penetration (% Subs.)       86.2%   86.2%   86.2%   86.2%   86.2%   86.2%   86.2%   86.2%   86.2%   86.2%
Premium Penetration (% Subs.)              74.4%   76.2%   78.0%   79.8%   81.6%   83.4%   85.2%   87.0%   88.8%   90.6%

--------------------
/1/  Number of area households is projected to increase at 0.7% per year.
     See text.

/2/ Basic and expanded basic subscribers are projected to increase at annual rates of 1.2% and 0.7%. See text.

                                    Table 3
                                    -------

             Littlerock Cable Television System Revenue Projections
                      (Dollar Amounts Shown in Thousands)

                                    1998      1999      2000      2001      2002      2003      2004      2005      2006      2007
                                    ----      ----      ----      ----      ----      ----      ----      ----      ----      ----
Service Revenue
---------------
Basic Service Revenue             $  978.6  $1,025.0  $1,073.8  $1,125.1  $1,178.1  $1,230.6  $1,282.2  $1,336.0  $1,392.8  $1,451.7
Expanded Basic Service Revenue       774.7     808.9     844.7     882.4     921.5     960.1     997.6   1,036.9   1,077.4   1,119.7
Premium Service Revenue              352.3     365.3     378.5     392.1     405.8     418.8     430.9     443.2     455.6     468.2
Pay-per-view Revenue/1/              123.4     175.8     250.5     357.0     508.7     564.7     626.8     695.7     772.2     857.1
                                  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
   Subtotal Service Revenue       $2,229.0  $2,375.0  $2,547.5  $2,756.6  $3,014.1  $3,174.2  $3,337.5  $3,511.8  $3,698.0  $3,896.7

Other Revenue
-------------
Advertising Revenue               $  101.9  $  121.3  $  144.3  $  171.7  $  204.3  $  224.7  $  247.2  $  271.9  $  299.1  $  329.0
Installation                          47.2      47.2      47.2      47.2      47.2      47.2      47.2      47.2      47.2      47.2
Equipment Rentals                    122.5     133.5     145.5     158.6     172.9     188.5     205.5     224.0     244.2     266.2
Franchise Fees/2/                    109.9     111.2     112.6     113.9     115.3     116.1     116.9     117.7     118.5     119.4
FCC Pass Thru Revenue                  2.7       2.8       2.8       2.8       2.9       2.9       2.9       2.9       2.9       3.0
Other Revenue                         82.8      90.3      98.4     107.3     117.0     127.5     139.0     151.5     165.1     180.0
                                  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
   Subtotal Other Revenue         $  467.0  $  506.3  $  550.8  $  601.5  $  659.5  $  706.9  $  758.7  $  815.2  $  877.1  $  944.7

   Total Revenue                  $2,696.0  $2,881.3  $3,098.3  $3,358.1  $3,673.6  $3,881.1  $4,096.2  $4,327.0  $4,575.1  $4,841.4

--------------------

/1/ Pay-per-view revenue projected to increase at a 42.5% annual rate for the years 1998-2002 and 11% thereafter. See text.

/2/ Franchise Fees and FCC Pass Through Revenue projected to increase based upon a 1998-2002 subscriber growth rate of 1.2% and 0.7% thereafter. See text.

DISCOUNTED CASH FLOW ANALYSIS
-----------------------------

System Revenue Projections
--------------------------

     Most of the revenue projections appearing in Table 3 are calculated by multiplying the number of subscribers to a particular level of service by the projected rate.

     Pay-per-view service revenue is projected to increase at a 42.5% annual rate through 2002, based upon system projections, and 11% through 2007, which conforms to industry performance projections.

     Commercial advertising revenue is projected to increase at a 19.0% annual rate through 2002, consistent with management expectations. This growth rate decreases after 2002, to a level of 10.0%, reflecting industry expectations. Annual installation revenue was projected to remain at a flat rate during the projection period. Equipment rental revenues, as well as other revenues, are projected to increase by 9.0% annually through 2007, according to industry estimates.

     As indicated in Table 3, total system revenues are projected to increase from $2.7 million in 1998 to $4.8 million in 2007.

Operating Profit Margins
------------------------

     Operating profit margins are based upon historical operating performance of the Littlerock System. Operating profits are defined as profit before interest, depreciation, tax, and corporate allocation charges. During the past three years, system operating profit margins have been within the 44.0% to 45.1% range. For the purposes of this analysis, the system's 1997 operating profit margin of 45.1% has been used in projecting future operating profits.

Depreciation
------------

     Depreciation expense for each year has been determined using the MACRS schedule for Five, Seven, 15, and 39 Year Property, based upon the reported cost of fixed assets present at the system.

Federal, State, and Local Tax Rates
-----------------------------------

     An estimated tax rate of 41.0% was applied to the projected taxable income of the system. This estimated rate reflects the effective combined federal, state, and local tax rates in effect on December 31, 1997.

Subsequent Capital Expenditures
-------------------------------

     Subsequent annual capital expenditures were estimated to approximate 5.0% of the cost of the fixed assets at the Littlerock System as of December 31, 1997. These expenditures are necessary in order to replace assets that become irreparable, technically obsolete, or for other reasons are no longer useful to the system. In addition, as the system matures, additional equipment and facilities will be necessary to improve and expand its productive capacity.

Net After-Tax Cash Flow
-----------------------

     Net after-tax cash flow was determined in two steps. After taxes were subtracted from the system's taxable income, non-cash depreciation expenses were added back to net income to yield after-tax cash flow. From the after-tax cash flow, the provision for subsequent capital expenditures was deducted to calculate net after-tax cash flows.

Discount Rate
-------------

     A discount rate of 12.0% was used to calculate the present value of the net after-tax cash flows. In order to account for the risk associated with investments in the cable television industry and the system in particular, a premium was added to a base discount rate to develop the 12.0% rate employed in this analysis. The base rate reflects application of the Weighted Average Cost of Capital ("WACC") model.

Residual Cash Flow Multiple
---------------------------

     The residual cash flow multiple refers to the factor used to estimate the system's value at the end of the projection period. A multiplier of 11.0 was applied to the Year 10 operating cash flow. Generally, multiples used in the valuation of cable television systems of this type range from 8.0 to 12.0 times operating cash flow, depending upon market conditions and profit potential. Exceptional circumstances will warrant multiples outside of this range.

     The selected multiple of 11.0 was used to estimate the value of the system at the end of the investment period. This multiple reflects the state of the market for cable television systems as of December 31, 1997, tempered by the economic conditions of the system's franchise service area, and the uncertainty introduced by re-regulation of the cable television industry and the prospects for increased competition from wireless cable and DBS operators.

Present Value of Residual
-------------------------

     In the analysis, capital gains taxes were deducted from the discounted terminal value at a rate of 41.0%. This result was then discounted for present value using a rate of 12.0%.

     The results of the discounted cash flow analysis are summarized in Tables 4 and 5. Based upon the assumptions outlined above, the indicated fair market value of the system's non-current assets is $11,092,200. This value incorporates the cumulative present value of the net after-tax cash flows of $6,209,800 and the discounted residual value of $4,882,400.

                                    Table 4
                                    -------

        Littlerock Cable Television System Discounted Cash Flow Analysis
                      (Dollar Amounts Shown in Thousands)


                           1998       1999      2000       2001       2002       2003       2004       2005       2006       2007
                           ----       ----      ----       ----       ----       ----       ----       ----       ----       ----
Projected System         $2,696.0  $ 2,881.3  $3,098.3   $3,358.1   $3,673.6   $3,881.1   $4,096.2   $4,327.0   $4,575.1   $4,841.4
 Revenues/1/
Operating Profit
 Margin/2/                   45.1%      45.1%     45.1%      45.1%      45.1%      45.1%      45.1%      45.1%      45.1%      45.1%
Operating Cash Flow      $1,215.9  $ 1,299.5  $1,397.3   $1,514.5   $1,656.8   $1,750.4   $1,847.4   $1,951.5   $2,063.4   $2,183.5

Less:  Depreciation       1,589.5    2,698.2   2,052.1    1,607.7    1,356.2    1,328.8    1,303.5      956.8      589.4      589.4
Taxable Income           $ (373.6) $(1,398.7) $ (654.8)  $  (93.2)  $  300.6   $  421.6   $  543.9   $  994.7   $1,474.0   $1,594.1
Taxes                         0.0        0.0       0.0        0.0        0.0        0.0        0.0        0.0      497.9      653.6
Net Income               $ (373.6) $(1,398.7) $ (654.8)  $  (93.2)  $  300.6   $  421.6   $  543.9   $  994.7   $  976.1   $  940.5

Add Back:  Depreciation   1,589.5    2,698.2   2,052.1    1,607.7    1,356.2    1,328.8    1,303.5      956.8      589.4      589.4
Net After-Tax Cash Flow  $1,215.9  $ 1,299.5  $1,397.3   $1,514.5   $1,656.8   $1,750.4   $1,847.4   $1,951.5   $1,565.5   $1,529.9
Capital Expenditures        481.2      481.2     481.2      481.2      481.2      481.2      481.2      481.2      481.2      481.2
Net After-Tax Cash Flow  $  734.7  $   818.3  $  916.1   $1,033.3   $1,175.6   $1,269.2   $1,366.2   $1,470.3   $1,084.3   $1,048.7

Present Value Net        $  694.2  $   690.4  $  690.1   $  695.0   $  706.0   $  680.5   $  654.0   $  628.5   $  413.8   $  357.3
 After-Tax Cash Flow
Cum. Present Value Net   $  694.2  $ 1,384.6  $2,074.7   $2,769.7   $3,475.7   $4,156.2   $4,810.2   $5,438.7   $5,852.5   $6,209.8
 After-Tax Cash Flow

Cum. Present Value Net   $6,209.8
 After-Tax Cash Flow     ========

--------------------
/1/  See Table 3.

/2/  Based upon actual 1997 system operating cash flow margin.  See text.

                                    Table 5
                                    -------

       Valuation of Littlerock Cable Television System (Income Approach)
                      (Dollar Amounts Shown in Thousands)



     Year 10 Operating Cash Flow/1/                      $ 2,183.5

     11 X Cash Flow Multiple/2/                           24,018.5

     Capital Gains Tax                                   $ 8,854.6
                                                         ---------

     Future Residual Value                               $15,163.9

     Discounted to Present Value @ 12%                   $ 4,882.4

     Plus:  Cumulative Present Value
             Net After-Tax Cash Flow/1/                    6,209.8
                                                         ---------

     Valuation of Littlerock System (Income Approach)    $11,092.2
                                                         =========

-----------------------

/1/  See Table 4.

/2/  See text.

COMPARABLE SALES ANALYSIS
-------------------------

     The value of $11.1 million yielded by the discounted cash flow analysis of the Littlerock System corresponds to a price per subscriber of $1,955. This multiple is consistent with the range of prices paid by purchasers of similar cable properties and the expectation of increased revenues in the Littlerock area and the prospects for continued market growth.

     In recent years, there have been many sales of cable television systems in the United States. Table 6 identifies four cable television system sales which occurred within the past year. These sales have been selected based upon their comparability to the Littlerock System.

     As shown in Table 6, the price per subscriber has been computed for each of these sales. This measure is calculated by dividing the reported purchase price of the cable television system by the total number of basic subscribers. The average price per subscriber paid for the four comparable cable television system sales transactions listed in Table 6 is approximately $1,962.

                                    Table 6
                                    -------

                    Cable Television System Comparable Sales

                                                                             Price      Price
Date       Location         Seller                  Buyer                    (mil.)    Per Sub
----       --------         -----                   -----                    ------    -------
Jan. 97    Jonesboro, AR    TCI                     TCA                      $41.0     $2,000

Oct. 97    Anderson, SC     Booth Communications    Helicon Corp.             31.0      1,934

Oct. 97    Auburn, NY       Auburn Cable            Harron Communications     28.0      1,958

Nov. 97    CT, NH           Pegasus                 Avalon Partners           30.0      1,954
                                                                             -----     ------
                                                           Average           $32.5     $1,962
                                                                             =====     ======

Source:  Paul Kagan Associates Cable TV Investor.
                               -----------------

Note:  Price per subscriber calculations are rounded.

                       LITTLEROCK CABLE TELEVISION SYSTEM

                             LITTLEROCK, CALIFORNIA

            APPRAISAL OF NON-CURRENT ASSETS AS OF DECEMBER 31, 1997

                                   CONCLUSION
                                   ----------

     Based upon the application of the income approach, employing a discounted cash flow analysis, the fair market value of the non-current assets of Littlerock Cable television system was determined to be $11,092,200.

     Assumptions employed in this analysis include market net revenue growth, system market revenue shares, and operating profit margins. These assumptions and the results of the discounted cash flow analysis were confirmed through and independent comparable sales transactions.

                                   EXHIBIT A

          QUALIFICATIONS OF JAMES R. BOND, JR., JULIE A. KROSKIN, AND
                                 LAURA R. STARK

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                               JAMES R. BOND, JR.
                               ------------------


James R. Bond, Jr. is a principal in the consulting firm of Bond & Pecaro, Inc., a Washington based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry. In this capacity, he is routinely retained to examine and study economic issues which affect media businesses.

Before the formation of Bond & Pecaro, Inc., Mr. Bond was a Vice President with Frazier, Gross & Kadlec, Inc. Mr. Bond joined that firm in 1978, was appointed Manager of Asset Appraisal Services in 1979, and in 1982 was named Vice President. In this capacity he engaged in the development and preparation of asset appraisal reports for owners of broadcast and cable television properties.

Mr. Bond has been retained to appraise, for a fee, the assets of over 1,500 radio, television, radio common carrier, and cable television properties. He is a member of the Society of Broadcast Engineers (SBE), the Cable Television Tax Professionals Institute (CTTPI), and the Society of Cable Television Engineers
(SCTE). He is a member and director of the Broadcast and Cable Television Financial Management Association (BCFM), and serves on the National Association of Broadcasters (NAB) Tax Advisory Panel and Depreciation Task Force. Mr. Bond is a Certified Senior Radio Broadcast Engineer (SBE), a Certified Senior Television Broadcast Engineer (SBE), and holds an FCC First Class Radiotelephone Operator License.

He has testified as an expert witness in connection with numerous telecommunications valuation matters before federal, state, and local courts.

Mr. Bond received a Bachelor of Arts degree in Radio, Television, and Motion Pictures for the University of North Carolina at Chapel Hill in 1976. Mr. Bond also holds a Masters Degree in Business Administration for the University of Virginia in Charlottesville, Virginia.

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                                JULIE A. KROSKIN
                                ----------------


Julie A. Kroskin is an associate in the firm of Bond & Pecaro, Inc., a Washington based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry.

Ms. Kroskin received a Bachelor of Arts degree in Radio, Television and Film from the University of Maryland at College Park.

Prior to her association with Bond & Pecaro, Inc., Ms. Kroskin worked as a customer and technical support representative at American Cablecom in Beltsville, Maryland.

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                                 LAURA R. STARK
                                 --------------


Laura R. Stark is an associate with the consulting firm of Bond & Pecaro, Inc., a Washington based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry.

Ms. Stark received a Bachelor of Arts degree in Telecommunication Arts from the University of Georgia.

Prior to her association with Bond & Pecaro, Inc., Ms. Stark worked as a video production assistant at Oppix & Hider, Inc. in Arlington, Virginia and was program director and operations manager for Radio Station WUOG at the University of Georgia in Athens.